

CORRECTED
October 7, 2014

Via E-mail
Timur Khromaev
Chief Executive Officer
GASE Energy, Inc.
173 Keith St., Suite 300
Warrenton, VA 20186

> **Re:**   **GASE Energy, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 8, 2014**
> **File No. 0-55279**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 333-179321**

Dear Mr. Khromaev:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1.   General Instruction C(b) of Form 10 requires disclosure as of "a date reasonably close to the date of filing the registration statement." In light of the recent political and social instability in Ukraine and in particular in the region where you have operations, please provide appropriate disclosure regarding any actual or reasonably anticipated material impact from such instability on your operations. We note the related disclosure you provide in the Risk Factors section. Also provide additional clarity regarding the location

of your operations to put this in better perspective for those readers who might be unfamiliar with the status of current regional events nearby.

2.   Your financial statements incorporated by reference are more than 135 days old. Please include financial statements complying with Rule 8-08 of Regulation S-X.

3.   To the extent that you revise your Form 10-K to remove disclosure relating to resources or to otherwise comply with our comments, review disclosure in your Form 10 and make corresponding revisions as may be necessary.

Recent Sales of Unregistered Securities, page 12

4.   In Note 8 to your Form 10-Q for the quarterly period ended June 30, 2014, you disclose that you issued warrants during the six month period ended June 30, 2014. Please ensure that you disclose all securities sold within the past three years and not registered under the Securities Act, as Item 701 of Regulation S-K requires.

Exhibits

5.   Please file as exhibits or incorporate by reference your amended Articles of Incorporation that became effective June 13, 2014, the form of subscription agreement filed as Exhibit 10.1 to a Form 8-K filed February 7, 2014, the contract with Additional Liability Company "Lisichansk Brewery" (upon which your business appears to be substantially dependent), and the consulting agreement with Mr. Herve Collet.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 3

Our Business, page 5

6.   Please expand your disclosure of the 104,031 acres covered by the special permit (license) for exploration to provide the net and gross amounts of such acreage pursuant to the disclosure requirements in Item 1208(a) of Regulation S-K. As part of this disclosure, please determine and separately disclose the net and gross developed acres assignable to your two existing productive wells and the balance of your net and gross acreage that would be considered as undeveloped acreage. Refer to the definitions of the terms gross acre, net acre, productive well and undeveloped acreage found in Item 1208(c) of Regulation S-K.

7.   Please provide, as part of the expanded disclosure of your undeveloped acreage, the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.

8. Modify your map to clearly reflect the location of the seven large dome anticline structures and licensed area that is covered by your special permit for exploration. Also mark the location of your two productive wells.

9. Please revise the disclosure of reserves in each occurrence in your filing to provide the net figures excluding royalties and any portions attributable to another entity. Refer to the definitional requirement set forth in Rule 4-10(a)(26) of Regulation S-X.

10. Please revise the tabular disclosure of your reserves to exclude an aggregated total of your proved plus probable reserves. For additional guidance, refer to Question 105.01 in the Compliance and Disclosure Interpretations available on our website at: http://www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm .

11. We note your disclosure of prospective resource volumes here and in Exhibit 10.8 filed with your Form 10-K. Please note the Instruction to Item 1202 of Regulation S-K prohibits disclosure in any document publicly filed with the Commission of any estimates and/or values of oil or gas resources other than reserves. Please revise your filing on Form 10-K and obtain and file a revised reserves report to exclude such disclosure.

12. You disclose on page 14 of your filing that you intend to monetize your CBM production by modernizing degasification equipment and connecting two degassing wells with the existing delivery infrastructure. You also disclose that you intend to drill numerous new shallow vent-wells. Tell us, and disclose here and in the notes to your financial statements, the amount of your reserves that are attributable to the extraction of coal bed methane. Refer to FASB ASC paragraph 932-235-50-10.

13. Please expand your disclosure to describe the internal controls you use in your reserves estimation effort. In addition, disclose the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates presented in your filing on Form 10-K. Refer to Item 1202(a)(7) of Regulation S-K.

14. Please describe your special permit (license) for exploration, including, to the extent applicable, the type of permit, how the permit was obtained, any related work or developments plans and conditions, and the expiration of such permit. In that regard, we note you disclose at page 9 that permits for field exploration and other agreements contain a minimum work plan that an applicant must fulfill within a certain time period.

15. In addition, please clarify whether your special permit (license) for exploration with pilot-production covers production at your two productive wells and your planned drilling program to drill new wells in your current license area. In that regard, we note you disclose in your risk factor "Exploration, Development and Production Risks" at page 3 of your Form 10, that there is no guarantee that you will be able to reach an

agreement with government authorities or the national oil company concerning a development plan, which is a prerequisite for the commencement of production.

Recent Developments, page 7

16.   You disclose that you have "started realizing [y]our strategic plan of increasing production and developing [y]our asset base by conducting geological investigation and drilling new wells." However, you disclose under "Suppliers" at page 7 that "No drilling activities were conducted during the years 2012 and 2013." And at page 4 of your Form 10-Q for the quarterly period ended June 30, 2014, you state that you have not implemented your drilling program in 2014 due to unfavorable political developments in Ukraine. Please reconcile and clarify the current status of and future plans with respect to your drilling program.

17.   Similarly, at page 17 (and in the first period Form 10-Q filed May 20, 2014), you state that you "anticipate that our 2014 revenues from operations of approximately $1.8 million will exceed our current cost estimates of approximately $0.8 million." Item 10(b) of Regulation S-K refers to management having a "reasonable basis" for its projections and also requires that they be provided in an appropriate format. Note also the further guidance set forth at Items 10(b)(1) and 10(b)(2). In light of the disclosure at page 4 of the second period Form 10-Q indicating no drilling activities in 2014, address in the Form 10 or elsewhere the reasons for the subsequent change in plans and expectations.

Properties, page 11

18.   Please provide revised disclosure in the Form 10 to discuss the status of those land leases that have expired. In that regard, we note you disclose in footnote (1) to your tabular disclosure that contracts showing as expired will be renewed on the same terms.

Directors, Executive Officers and Corporate Governance, page 21

19.   Provide a more detailed description of Mr. Doron's and Mr. Collet's specific business experience during the past five years, including principal occupations and positions held, and the name and principal business of any employers during that period. See Item 401(e) of Regulation S-K.

20.   If any individual devotes or will devote less than all of his professional time to your business and operations, please quantify the amount of professional time that he devotes to your business.

21.   If any officers or directors reside outside of the United States, include disclosure regarding any issues relating to the potential enforcement of judgments against any such officers and directors.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 25

22.	Please further explain the reference to the Series B preferred stock which appears in footnote 2 to your beneficial ownership table.

23.	We note the disclosure in footnote 4. Please reconcile disclosure at page 4 under "Stock Purchase Option Agreement" that you issued one share of Series A Preferred Stock to BHL on November 26, 2013, with disclosure in Note 9 to your audited financial statements that as of December 31, 2013, you had issued no shares of preferred stock.

Exhibit 10.8

24.	We note the reserve report, filed as Exhibit 10.8 to Form 10-K, does not appear to meet the requirements set forth in Rule 4-10(a) of Regulation S-X and FASB ASC 932. For example, the report:

- presents reserves and prospective resources prepared in accordance with the Canadian definitions in National Instrument 51-101 utilizing forecast prices and costs,

- presents economic cases relating to the low, best and high case estimate of net present value, production and recovery for a single well, and

- appears to exclude estimates of the reserves and future net cash flows relating to the two existing producing wells.

Additionally, the reserve report does not appear to include certain disclosures required for third party reports set forth under Item 1202(a)(8) of Regulation S-K and appears to have an effective date of September 30, 2013 that does not correspond to your fiscal year end of December 31, 2013.

Please obtain and file a revised reserves report that presents volumes determined in accordance with US GAAP and SEC definitions and which meets the disclosure requirements of Item 1202(a)(8) of Regulation S-K. Also, revise your filing on Form 10-K to incorporate the revised net quantities of your proved and probable developed and undeveloped reserves resulting from changes made in the reserves report.

Notes to the Financial Statements

25.	We note from your disclosure that your wholly-owned subsidiary, GEEI, entered into an agreement with Bezerius Holdings Limited ("BHL") in July 2013 for the option to purchase 100% of Synderal Services LTD ("SSL") and that such option was exercised in

November 2013. So that we may better understand how you accounted for this transaction, please expand your disclosure to address the following:

- Explain in necessary detail how you accounted for this transaction.

- Explain the basis for your presentation of consolidated financial statements for 2013 and combined financial statements for 2012. In this regard, please clarify why and how the two periods differ.

- Expand your disclosure to address all components of the transaction within this footnote. In this regard, your disclosure states the SSL shares were obtained with payment of $1,250,000 in a combination of cash and note payable. However, it appears there were other components of the transaction. For example, we note:

  o Disclosure on page F-16 indicates that "On July 25, 2013, the Company issued 25,964,960 shares of Common Stock to BHL in connection with the option grant closing under the Option Agreement." Explain how such shares relate to the transaction and why they were valued at par.

  o Disclosure on page 4 indicates that you issued one share of Series A Preferred Stock to BHL. Clarify whether this issuance relates to the transaction and how it was valued.

26. As you are a company engaged in natural gas exploration and production activities, please provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55 or otherwise explain to us why you do not believe this disclosure is necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding issues related to the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant